Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	Twelve Months Ended December 31,
	2015		2014		2013		2012		2011
(dollar amounts in thousands of dollars)
Earnings:
Income before income taxes	$913,605		$852,985		$868,756		$833,581		$718,928
Add: Fixed charges, excluding interest on deposits and preferred stock dividends	99,613		70,692		57,027		74,379		97,035
Earnings available for fixed charges, excluding interest on deposits	1,013,218		923,677		925,783		907,960		815,963
Add: Interest on deposits	82,174		86,453		116,241		162,167		260,051
Earnings available for fixed charges, including interest on deposits	$1,095,392		$1,010,130		$1,042,024		$1,070,127		$1,076,014
Fixed Charges:
Interest expense, excluding interest on deposits	$81,610		$52,868		$39,788		$57,572		$81,004
Interest factor in net rental expense	18,003		17,824		17,239		16,807		16,031
Preferred stock dividends	31,873		31,854		31,869		31,989		30,813
Total fixed charges, excluding interest on deposits	131,486		102,546		88,896		106,368		127,848
Add: Interest on deposits	82,174		86,453		116,241		162,167		260,051
Total fixed charges, including interest on deposits	$213,660		$188,999		$205,137		$268,535		$387,899
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	7.71	X	9.01	X	10.41	X	8.54	X	6.38
Including interest on deposits	5.13	X	5.34	X	5.08	X	3.99	X	2.77